TSINGTAO
青島啤酒

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.





April 11, 2007

The Office of International Corporate Fin
The Securities and Exchange Commissio
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)



Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).



Very truly yours,

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

File No. 82 - 4021

# TSINGTAO BREWERY COMPANY LIMITED

## Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

**April 11, 2007**

A. ANNOUNCEMENT FOR COMPLETION OF TRANSFER OF STATE-OWNED SHARES IN TSINGTAO BREWERY COMPANY LIMITED.

**TSINGTAO BREWERY COMPANY LIMITED**

*(A Sino-foreign joint stock limited company established in the People's Republic of China)*

**(Stock Code: 168)**

# ANNOUNCEMENT FOR COMPLETION OF TRANSFER OF STATE-OWNED SHARES IN TSINGTAO BREWERY COMPANY LIMITED

Reference is made to the announcements of the Company dated 20 December 2006, 5 February 2007 and 26 March 2007.

The Company received notice from China Securities Depository and Clearing Corporation Limited, Shanghai Branch on 10 April 2007 that, SASACQ had completed the procedures of transfer of total 399,820,000 state-owned shares registered under its name to its wholly-owned subsidiary Tsingtao Brewery Group Company Limited at nil consideration on 4 April 2007, hence SASACQ no longer directly holds any shares in the Company and Tsingtao Brewery Group Company Limited becomes the largest shareholder of the Company.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcements of Tsingtao Brewery Company Limited ("the Company") dated 20 December 2006, 5 February 2007 and 26 March 2007 ("the Announcements"). Unless otherwise defined herein, terms used in this announcement shall have the same meaning as defined in the Announcements.

The Company received notice from China Securities Depository and Clearing Corporation Limited, Shanghai Branch on 10 April 2007 that, the State-owned Assets Supervision and Administration Commission of the People's Government of Qingdao ("SASACQ") had completed the procedures of transfer of total 399,820,000 state-owned shares registered under its name to its wholly-owned subsidiary Tsingtao Brewery Group Company Limited at nil consideration on 4 April 2007, hence SASACQ no longer directly holds any shares in the Company and Tsingtao Brewery Group Company Limited becomes the largest shareholder of the Company.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

**Board of Directors**

**Tsingtao Brewery Company Limited**

**10 April 2007**

*Directors of the Company as at the date hereof:*

| | |
|---|---|
| *Executive Directors* | *:Mr LI Gui Rong (Chairman), Mr JIN Zhi Guo (Vice Chairman), Mr SUN Ming Bo, Mr LIU Ying Di, Mr SUN Yu Guo* |
| *Non-executive Directors* | *: Mr Stephen J. BURROWS (Vice Chairman), Mr Mark F. SCHUMM* |
| *Independent Directors* | *:Mr CHU Zhen Gang, Mr FU Yang, Ms LI Yan, Mr POON Chiu Kwok* |



END